Filed pursuant to Rule 424(b)(3)

Registration File Number 333-160577

PROSPECTUS

Microvision, Inc.

Common Stock

10,095,299 Shares

This prospectus relates to the resale of up to 10,095,299 shares of our common stock including:

•	8,076,239 issued by us on June 22, 2009; and

•	2,019,060 shares that may be issued upon exercise of the warrant issued by us on June 22, 2009.

See “Private Placement of Common Stock and Warrant” for more information about the issuance of common stock and warrant.

We are registering these shares on behalf of the selling shareholder named in this prospectus to be offered and sold by them from time to time.

The securities offered in this prospectus involve a high degree of risk. You should carefully consider the “Risk Factors” set forth herein beginning on page 2 and in our future filings made with the Securities and Exchange Commission, which are incorporated by reference in this prospectus, in determining whether to purchase our securities.

Our common stock is listed on the Nasdaq Global Market with the ticker symbol: “MVIS.” On July 9, 2009, the closing price of one share of our common stock on the Nasdaq Global Market was $2.79.

Our executive offices are located at 6222 185 th Avenue NE, Redmond, Washington 98052, and our telephone number is (425) 936-6847.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 28, 2009.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to our financial condition, results of operations, business, and prospects. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained or incorporated by reference in this prospectus.

Forward-looking statements include, but are not limited to, those relating to the general direction of our business; our ability to obtain financing; market acceptance of our technologies and products; our financial and technical resources relative to those of our competitors; our ability to keep up with rapid technological change; government regulation of our technologies; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional contract awards and to develop partnership opportunities; the timing of commercial product launches; and the ability to achieve key technical milestones in key products.

These forward-looking statements are not guarantees of future performance. There are important factors that could cause our actual results, performance or achievements to differ materially from those contemplated, expressed or implied by such forward-looking statements, including those factors discussed in “Risk Factors” below.

RISK FACTORS

You should carefully consider the specific risks set forth under the caption “Risk Factors” in our most recent annual report on Form 10-K, as amended or supplemented, which is incorporated by reference in this prospectus, as the same may be amended, supplemented or superseded by our subsequent quarterly reports or other filings, including filings after the date hereof, with the Securities and Exchange Commission under the Exchange Act. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment.

THE COMPANY

Microvision Inc. is a leader in the development of high-resolution displays and imaging systems based on silicon micro-mirror technology. The Company’s technology has applications in a broad range of consumer, medical, industrial, professional and military products.

PRIVATE PLACEMENT OF COMMON STOCK AND WARRANT

Max Display Enterprises Limited

We entered into a securities purchase agreement dated as of June 22, 2009 (the “Purchase Agreement”) with Max Display Enterprises Limited, a limited liability company formed under the laws of the British Virgin Islands (“Max Display”) and a subsidiary of Walsin Lihwa Corporation, a corporation organized under the laws of the Republic of China. Under the terms of the Purchase Agreement, Max Display purchased 8,076,239 shares (the “Shares”) of our common stock at a price of $ 1.8573 per share. Max Display was also issued a warrant (the “Warrant”) to purchase a total of 2,019,060 shares of our common stock at an exercise price of $2.1850 per share, exercisable until June 22, 2012. We received an aggregate consideration of approximately $15 million in cash. The transaction was completed on June 22, 2009.

We also entered into a registration rights agreement, pursuant to which we have agreed to file a registration statement with respect to the Shares and the shares of our common stock issuable under the Warrant as soon as practicable and in no event later than 30 days after June 22, 2009 (the “Closing Date”), and to use our best efforts to cause the registration statement to become effective as soon as practicable thereafter, and in no event later than 120 days after the Closing Date.

USE OF PROCEEDS

All net proceeds from the sale of the shares of common stock will go to the shareholder who offers and sells them. We will not receive any proceeds from this offering. However, we would receive proceeds of approximately $4,411,646 if the warrant issued to the selling shareholder that is covered by this registration statement and outstanding as of the date of this prospectus is exercised for cash. The funds would be used for general corporate purposes.

SELLING SHAREHOLDER

In the event a selling shareholder transfers some or all of its shares to a permitted transferee, such transferee shall not be able to use this prospectus to sell shares unless and until such transferee is identified as a selling shareholder in a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus forms a part.

The shares listed below represent all of the shares of our common stock that the selling shareholder currently beneficially owns, the number of shares it may offer and the number of shares it will own after the offering assuming it sells all of the shares that may be offered under this prospectus. The selling shareholder’s percentage beneficial ownership in our outstanding common stock is shown in parentheses next to the number of shares and is based on 76,162,841 shares of common stock issued and outstanding as of July 9, 2009. The selling shareholder may sell all, some or none of its shares in this offering. See “Plan of Distribution.”

Name of Selling Shareholder	Number of Shares Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Number of Shares Owned After Offering
Max Display Enterprises Limited.(1)	10,095,299 (12.9)%	10,095,299	0

(1)	Max Display Enterprises Limited is a limited liability company formed under the laws of the British Virgin Islands. Max Display is a subsidiary of Walsin Lihwa Corporation, a corporation organized under the laws of the Republic of China.

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling shareholders. “Selling shareholders,” as used in this prospectus, includes donees and pledgees selling shares received from the named selling shareholder after the date of this prospectus. The selling shareholders may offer shares of common stock at various times in one or more of the following transactions:

•	in the over-the-counter market;

•	in private transactions other than in the over-the-counter market;

•	in connection with short sales of the shares of common stock;

•	by pledge to secure debts and other obligations;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

•	in a combination of any of the above transactions.

A selling shareholder may sell its shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

A selling shareholder may use broker-dealers to sell its shares. If this happens, broker-dealers may receive discounts, concessions or commissions from the selling shareholder, or they may receive commissions from purchasers of shares for whom they acted as agents.

A selling shareholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

If the selling shareholder effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $40,594 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the time that all securities covered by this prospectus have been sold; provided, however, that we are not incorporating any information furnished under any of Item 2.02 or Item 7.01 (including exhibits furnished under Item 9.01 in connection with information furnished under Item 2.02 or Item 7.01) of any current report on Form 8-K:

•	Our annual report on Form 10-K for the year ended December 31, 2008, as amended by Amendment No. 1 thereto on Form 10-K/A filed on April 30, 2009;

•	Our quarterly report on Form 10-Q filed with the SEC on May 7, 2009;

•	Our current report on Form 8-K filed with the SEC on June 24, 2009;

•	Any other filings we make pursuant to the Exchange Act after the filing date of the initial registration statement and prior to effectiveness of the registration statement; and

•

The description of our common stock set forth in Amendment No. 1 to our Registration Statement on Form SB-2 (Registration No. 333-5276-LA), including any amendment or report filed for the purpose of updating such description, as incorporated by reference in our Registration Statement on Form 8-A (Registration No. 0-21221).

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Microvision, Inc.

6222 185th Avenue NE

Redmond, Washington 98052

Attention: Investor Relations

(425) 936-6847

This prospectus is part of a registration statement that we have filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

LEGAL OPINION

For the purpose of this offering, Ropes & Gray LLP, Boston, Massachusetts, is giving its opinion on the validity of the securities offered hereby.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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